UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form SD

Specialized Disclosure Report

MGC Diagnostics Corporation
(Exact name of registrant as specified in its charter)

Minnesota	001-13543	41-1579150
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

350 Oak Grove Parkway Saint Paul, Minnesota	55127-8599
(Address of principal executive offices)	(Zip Code)

Wesley W. Winnekins	(651) 484-4874
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

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Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

(a)  MGC Diagnostics (“MGCD”) has determined that tin, gold and tantalum, which are “Conflict Minerals” as defined by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), are necessary to the functionality or production of certain of its products’ components, which are contracted to be manufactured by MGCD. In 2015 MGCD did not directly manufacture products containing Conflict Minerals.

(b)  As required by the Rule, MGCD conducted in good faith a reasonable country of origin inquiry regarding the Conflict Minerals that was reasonably designed to determine whether those Conflict Minerals present in MGCD products originated in the Democratic Republic of the Congo or an adjoining country (“DRC”) or arose from recycled or scrap source. The reasonable country of origin inquiry process revealed that Conflict Minerals did not likely arise from scrap or recycled source. However, the documentation MGCD received did not include sufficiently detailed or reliable country of origin information and because of the absence of reliable contrary information, MGCD determined that these necessary Conflict Minerals may have originated in the DRC. Accordingly, MGCD undertook due diligence on the source and chain of custody of its necessary Conflict Minerals, as discussed in the attached Conflict Minerals Report.

Item 1.02 Exhibit

MGC Diagnostics Corporation’s Conflict Minerals Report is furnished as Exhibit 1.01 to this report and is also publicly available at www.mgcdiagnostics.com, under “About” in “Social Responsibility – Conflict Minerals.”

Section 2 – Exhibits

1.01          Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGC DIAGNOSTICS CORPORATION

Dated: May 27, 2016	By:	/s/ Wesley W. Winnekins
Wesley W. Winnekins Chief Financial Officer

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